Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings
Income (loss) before Income Taxes	$(331)	$53	$(49)	$(47)	$(70)
Fixed Charges	1,316	920	854	914	970
Total Earnings	$985	$973	$805	$867	$900

Fixed Charges
Interest Expense	$1,285	$890	$824	$883	$926
Amortization of Debt Costs	21	21	22	24	37
Interest Element of Rentals	10	9	8	7	7
Total Fixed Charges	$1,316	$920	$854	$914	$970

Ratio of Earnings to Fixed Charges (1)	—	1.06	—	—	—

(1)
Earnings for the years ended December 31, 2015, 2013, 2012 and 2011 were insufficient to cover fixed charges by $331 million, $49 million, $47 million and $70 million, respectively. As a result of such deficiencies, the ratios are not presented above.